Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income (Loss) per Share

For the Three and Nine Months Ended September 30, 2004 and 2003

(Amounts in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Basic - assumes no dilution:
Net income (loss) for the period	$(12,644)	$(14,266)	$27,984	$(4,084)

Weighted average number of common shares outstanding during the period	42,773	42,722	42,743	42,710

Net income (loss) per share – basic	$(0.30)	$(0.34)	$0.65	$(0.10)

Diluted - assumes full dilution:
Net income (loss) for the period	$(12,644)	$(14,266)	$27,984	$(4,084)

Weighted average number of common shares outstanding during the period	42,773	42,722	42,743	42,710
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	67	39	49	20
Common stock units related to Deferred Equity Compensation Plan for Directors	156	143	156	143
Common stock units related to Deferred Compensation Plan for Employees	26	29	26	29

Total common and common equivalent shares adjusted to calculate diluted earnings per share	43,022	42,933	42,974	42,902

Net income (loss) per share – diluted	$(0.30)	$(0.34)	$0.65	$(0.10)